Exhibit 99.1

PRESS RELEASE	Contact: José Luis Tinajero
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2021

GUADALAJARA, MEXICO, February 16th, 2022- Grupo Simec, S.A.B. de C.V. (NYSE: SIM) (“Simec”) announced today its results of operations for the twelve-month period ended December 31, 2021 and December 31, 2020.

Twelve-Month Period Ended December 31, 2021 compared to Twelve-Month Period Ended December 31, 2020

Net Sales

Net sales increased 55% by the combination of higher shipments of finished steel products and a higher average sales price by 51% compared the same period of 2020, the sales increased from Ps. 35,869 million in the twelve-month period ended December 31, 2020 to Ps. 55,622 million in the same period of 2021. Shipments of finished steel products increased 3% to 2 million 504 thousand tons in the twelve-month period ended December 31, 2021 compared to 2 million 441 thousand tons in the same period of 2020. Total sales outside of Mexico on the twelve-month period ended December 31, 2021 increased 55% to Ps. 27,576 million compared with Ps. 17,746 million in the same period of 2020. Total sales in Mexico increased 55% from Ps. 18,123 million in the twelve-month period ended December 31, 2020 to Ps. 28,046 million in the same period of 2021. The increase of 55% in sales is due to a higher average sales price and higher volume of shipments.

Cost of Sales

Cost of sales increased 37% from Ps. 29,212 million in the twelve-month period ended December 31, 2020 to Ps. 40,124 million in the same period of 2021. Cost of sales as a percentage of net sales represented, 72% for 2021 and 2020 81%. The average cost of finished steel produced in the twelve-month period ended December 31, 2021 compared to the same period of 2020 increased 34% mainly due to scrap cost and to higher costs of some supplies at year end.

Gross Profit

Gross profit of the Company in the twelve-month period ended December 31, 2021 was of Ps. 15,498 million compared to Ps. 6,657 million in the same period of 2020. Gross profit as a percentage of net sales represented 28% and 19% for the 2021 and 2020 periods respectively.

Operating Expenses

Selling, general and administrative expenses increased 3% from Ps. 2,019 million in the twelve-month period ended December 31, 2020 to Ps. 2,087 million in the same period of 2021. Selling, general and administrative expenses as a percentage of net sales represented 6% during the twelve-month period ended December 31, 2020 and 4% in the same period of 2021.

Other Expenses (Income) net

The company recorded other net income of Ps. 547 million in the twelve-month period ended December 31, 2020 compared to other net expenses of Ps. 31 million in the same period of 2021.

Operating Income

Operating income increased 158% from Ps. 5,185 million for the twelve-month period ended December 31, 2020 to Ps. 13,380 million in the same period of 2021. Operating income as a percentage of net sales represented 24% and 14% for the 2021 and 2020 periods respectively.

EBITDA

The EBITDA of the Company increased 119% from Ps. 6,637 million in the twelve-month prior ended December 31, of 2020, as a result a net income of Ps. 2,957, plus income taxes of Ps. 1,919, plus comprehensive financial cost of Ps. 309, plus depreciation of Ps. 1,452 to Ps. 14,542 million in the same period of 2021 as a result a net income of Ps. 10,227, plus income taxes of Ps. 3,436, less comprehensive financial cost of Ps. 283, plus depreciation of 1,162.

Consolidated
Million	Twelve-month period ended December 31,
	2021	2020
Net income (loss) attributable to Vale’s stockholders	10,227	2,957
Loss attributable to noncontrolling interests	0	0
Net income (loss)	10,227	2,957
Depreciation, depletion and amortization	1,162	1,452
Income taxes	3,436	1,919
Financial results income (loss)	(283)	309
EBITDA	14,542	6,637

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	0	0
Dividends received and interest from associates and joint ventures (i)	0	0
Impairment and disposal of non-current assets	0	0
Adjusted EBITDA	14,542	6,637

Comprehensive Financial Cost

Comprehensive financial cost in the twelve-month period ended December 31, 2021 represented a net income of Ps. 283 million compared with a net expense of Ps. 309 million in the same period of 2020. The net interest was an expense of Ps. 22 million in 2021 compared with a net income of Ps. 54 million in the twelve-month period ended December 31, 2020. As a result, we registered a net exchange profit of Ps. 305 million in the twelve-month period ended December 31, 2021 compared with a net exchange loss of Ps. 363 million in the same period of 2020, reflecting a 2.91% increase in the value of the peso versus the dollar in the twelve-month period ended December 31, 2021 compared to December 31, 2020.

Income Taxes

The Company have recorded an expense net tax of Ps. 3,436 million in the twelve-month period ended December 31, 2021 (including the expenses of deferred tax of Ps. 238 million) compared with a net expense tax of Ps. 1,919 million in the same period of 2020 (including the tax deferred expense of Ps. 81 million).

Net Income (loss)

As a result of the foregoing, net income increased by 246% from Ps. 2,957 million net profit in the twelve-month period ended December 31, 2020 to Ps. 10,227 million a result net income in the same period of 2021.

Liquidity and Capital Resources

As of December 31, 2021, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998, Ps. 6.2 million (accrued interest on December 31, 2021 was U.S. $671,437 or Ps. 13.8 million). As of December 31, 2020, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998, Ps. 6.0 million (accrued interest on December 31, 2020 was U.S. $640,393, or Ps. 12.8 million).

Comparative fourth quarter 2021 vs third quarter 2021

Net Sales

Net sales decreased from Ps. 14,122 million in the third quarter of 2021 to Ps. 12,886 million for the fourth quarter of 2021. Sales in tons decreased from 585 thousand ton in the third quarter of 2021 to 550 thousand ton in the fourth quarter of the same period, a decreased of 6%. Total sales outside of Mexico for the fourth quarter of 2021 decreased 8% from Ps. 6,838 million in the third quarter to Ps. 6,279 million in the four quarter of 2021. Sales in Mexico decreased to Ps. 6,607 million in the fourth quarter of 2021 compared Ps. 7,284 million in the third quarter of 2021 and decreased of 9%. Prices of finished products sold in the fourth quarter of 2021 decreased 3% compared with the third quarter of the same period.

Cost of Sales

Cost of sales decreased to Ps. 9,302 million in the fourth quarter of 2021 compared to Ps. 9,913 million for the third quarter of 2021. With respect to sales, in the fourth quarter of 2021, the cost of sales represented 72% in the fourth quarter of 2021, compared to 70% in the third quarter of the same period. The average cost of sales by ton remained in the fourth quarter of 2021 versus the third quarter of 2021.

Gross Profit

Gross profit of the Company for the fourth quarter of 2021 decreased 15% to Ps. 3,584 million compared to Ps. 4,209 million in the third quarter of 2021. The gross profit as a percentage of net sales for the third and fourth quarter of 2021 was of 30% and 28% respectively.

Operating Expenses

Selling, general and administrative expenses increased 17% to Ps. 595 million in the fourth quarter of 2021 compared to Ps. 508 million for the third quarter of 2021. Selling, general and administrative expenses as a percentage of net sales for the third and fourth quarter of 2021 was of 5% and 4% respectively.

Other Expenses (Income) net

The company recorded other net income of Ps. 20 million in the fourth quarter of 2021 compared to other net expenses of Ps. 20 million for the third quarter of 2021.

Operating (Loss) Income

Operating income was of Ps. 3,009 million in the fourth quarter of 2021 compared to an operating income of Ps. 3,681 million in the third quarter of 2021. The operating income as a percentage of net sales represented 26% and 23% for the third quarter and fourth quarter periods respectively.

EBITDA

The EBITDA was Ps. 3,974 million in the third quarter of 2021 as a result a net income of Ps. 3,313, plus income taxes of Ps. 674, less comprehensive financial cost of Ps. 306, plus depreciation of Ps. 293 compared to Ps. 3,285 million for the fourth quarter of 2021, as a result a net profit of Ps. 1,937, less minority stake of Ps. 1 million, plus income taxes of Ps. 1,131, less comprehensive financial cost of Ps. 58, plus depreciation of Ps. 276.

Consolidated
Million	Comparative fourth quarter vs third quarter 2021
	4Q 2021	3Q 2021
Net income (loss) attributable to Vale’s stockholders	1,937	3,313
Loss attributable to noncontrolling interests	(1)	0
Net income (loss)	1,936	3,313
Depreciation, depletion and amortization	276	293
Income taxes	1,131	674
Financial results income (loss)	(58)	(306)
EBITDA	3,285	3,974

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	0	0
Dividends received and interest from associates and joint ventures (i)	0	0
Impairment and disposal of non-current assets	0	0
Adjusted EBITDA	3,285	3,974

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the fourth quarter for 2021 was a net income of Ps. 58 million compared with a net income of Ps. 306 million for the third quarter of 2021. The net interest income the fourth quarter was Ps. 13 million compared with a net expense of Ps. 9 million in the third quarter of 2021. At same time we registered an exchange net profit of Ps. 315 million in the third quarter of 2021 compared with an exchange net profit of Ps. 45 million in the fourth quarter of 2021.

Income Taxes

Income Taxes for the third quarter of 2021 had an expense net tax of Ps. 674 million (including an expenses tax deferred for Ps. 75 million) compared to an expense of Ps. 1,131 million for the fourth quarter of 2021, (including an expenses tax deferred of Ps. 142 million).

Net Income (loss)

As a result of the foregoing, the Company recorded a net profit of Ps. 1,937 million in the fourth quarter of 2021 compared to Ps. 3,313 million of net income in the third quarter of 2021.

Comparative fourth quarter 2021 vs fourth quarter 2020

Net Sales

Net sales increased 27% from Ps. 10,130 million for the fourth quarter of 2020 to Ps. 12,886 million for the fourth quarter of 2021. Sales in tons of finished steel in the fourth quarter of 2020 were 602 thousand tons versus to 550 thousand tons in the fourth quarter of 2021. Total sales outside of Mexico increased 32% from Ps. 4,753 million for the fourth quarter of 2020 to Ps. 6,279 million in the fourth quarter of 2021. Sales in Mexico increased 23% from Ps. 5,377 million in the fourth quarter of 2020 to Ps. 6,607 million in the fourth quarter of 2021. The average sales prices of finished products sold in the fourth quarter of 2021 increased 39%, compared to the same period of 2020.

Cost of Sales

Cost of sales increased 11% from Ps. 8,356 million in the fourth quarter of 2020 compared to Ps. 9,302 million for the fourth quarter of 2021. With respect to sales, the cost of sales represented 72% during the fourth quarter of 2021 and 82% during the fourth quarter of 2020. The average cost of steel products increased 22% in the fourth quarter of 2021 versus the fourth quarter of 2020.

Gross Profit

Gross profit for the fourth quarter of 2021 increased 102% from Ps. 1,774 million in the fourth quarter of 2020 compared to Ps. 3,584 million in the fourth quarter of 2021. The gross profit as a percentage of net sales represented 18% for the fourth quarter of 2020 compared to 28% of the fourth quarter of 2021.

Operating Expenses

Selling, general and administrative expenses decreased 15% from Ps. 704 million in the fourth quarter of 2020 compared to Ps. 595 million for the fourth quarter of 2021. Selling, general and administrative expenses as a percentage of net sales represented 7% for the fourth quarter of 2020 and 5% for the fourth quarter of 2021.

Other Expenses (Income) net

The company recorded other income net of Ps. 331 million in the fourth quarter of 2020 compared with other income net of Ps. 20 million for the fourth quarter of 2021.

Operating (Loss) Income

Operating income was of Ps. 3,009 million in the fourth quarter of 2021 compared to an operating profit of Ps. 1,401 million in the fourth quarter of 2020. The operating income as a percentage of net sales in the fourth quarter of 2021 was 23%, compared to an operating loss of 14% in the fourth quarter of 2020.

EBITDA

The EBITDA was Ps. 1,895 million in the fourth quarter of 2020 as a result a net loss of Ps. 498, less minority stake of Ps. 4, plus income taxes of Ps. 615, plus comprehensive financial cost of Ps. 1,288, plus depreciation of Ps. 494 compared to a profit of Ps 3,285 million in the fourth quarter of 2021 as a result a net profit of Ps. 1,937, less minority stake of Ps. 1 million, plus income taxes of Ps. 1,131, less comprehensive financial cost of Ps. 58, plus depreciation of Ps. 276.

Consolidated
Million	Comparative fourth quarter vs fourth quarter
	2021	2020
Net income (loss) attributable to Vale’s stockholders	1,937	(498)
Loss attributable to noncontrolling interests	(1)	(4)
Net income (loss)	1,936	(502)
Depreciation, depletion and amortization	276	494
Income taxes	1,131	615
Financial results income (loss)	(58)	1,288
EBITDA	3,285	1,895

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	0	0
Dividends received and interest from associates and joint ventures (i)	0	0
Impairment and disposal of non-current assets	0	0
Adjusted EBITDA	3,285	1,895

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the fourth quarter of 2021 was a net income of Ps. 58 million compared with a net expense of Ps 1,288 million in the fourth quarter of 2020. Net interest income was of Ps. 13 million in the fourth quarter of 2021 compared with a net interest income of Ps. 15 million in the fourth quarter of 2020. At same time we registered a net exchange profit of Ps. 45 million in the fourth quarter of 2021 compared with an exchange loss of Ps. 1,303 million in the fourth quarter of 2020.

Income Taxes

The Company recorded an expense net taxes for the fourth quarter of 2021 of Ps. 1,131 million (including an expense of deferred tax of Ps. 142 million), compared to an expense net taxes of Ps. 615 million for the fourth quarter of 2020, (including an expense tax deferred of Ps. 66 million).

Net Income (loss)

As a result of the foregoing, the Company recorded a net profit of Ps. 1,937 million in the fourth quarter of 2021 compared to Ps. 498 million of net loss in the fourth quarter of 2020.

(million of pesos)	Jan - Dec ’21	Jan - Dec ’20	Year 21 vs ’20
Sales	55,622	35,869	55%
Cost of Sales	40,124	29,212	37%
Gross Profit	15,498	6,657	133%
Selling, General and Administrative Expense	2,087	2,019	3%
Other Income (Expenses), net	(31)	547	(106%)
Operating Profit	13,380	5,185	158%
EBITDA	14,542	6,637	119%
Net income	10,227	2,957	246%
Sales Outside Mexico	27,576	17,746	55%
Sales in Mexico	28,046	18,123	55%
Total Sales (Tons)	2,504	2,441	3%
Cost by ton	16,024	11,967	34%

Quarter
(million of pesos)	4Q’21	3Q ’21	4Q ’20	4Q´21vs 3Q´21	4Q´21 vs 4Q ’20
Sales	12,886	14,122	10,130	(9%)	27%
Cost of Sales	9,302	9,913	8,356	(6%)	11%
Gross Profit	3,584	4,209	1,774	(15%)	102%
Selling, General and Adm. Expenses	595	508	704	17%	(15%)
Other Income (Expenses), net	20	(20)	331	(200%)	(94%)
Operating Profit	3,009	3.681	1,401	(18%)	115%
EBITDA	3,285	3,974	1,895	(17%)	73%
Net Income	1,937	3,313	(498)	(42%)	(489%)
Sales Outside Mexico	6,279	6,838	4,753	(8%)	32%
Sales in Mexico	6,607	7,284	5,377	(9%)	23%
Total Sales (Tons)	550	585	602	(6%)	(9%)
Cost per Ton	16,913	16,945	13,880	0%	22%

Product	Thousands of Tons Jan-Dec 2021	Millions of Pesos Jan-Dec 2021	Average Price per Ton Jan-Dec 2021	Thousands of Tons Jan – Dec 2020	Millions of Pesos Jan- Dec 2020	Average Price per Ton Jan-Dec 2020
Special Profiles	907	22,459	24,762	791	13,593	17,185
Commercial Profiles	1,597	33,163	20,766	1,650	22,276	13,501
Total Tons	2,504	55,622	22,213	2,441	35,869	14,694

Product	Thousands of Tons Oct-Dec 2021	Millions of Pesos Oct-Dec 2021	Average Price per Ton Oct-Dec 2021	Thousands of Tons Jul-Sep 2021	Millions of Pesos Jul-Sep 2021	Average Price per Ton Jul-Sep 2021	Thousands of Tons Oct-Dec 2020	Millions of Pesos Oct-Dec 2020	Average Price per Ton Oct-Dec 2020
Special Profiles	193	5,343	27,684	225	5,976	26,560	220	3,898	17,718
Commercial Profiles	357	7,543	21,129	360	8,146	22,628	382	6,232	16,314
Total Tons	550	12,886	23,429	585	14,122	24,140	602	10,130	16,827

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

CLAVE DE COTIZACION: SIMEC		QUARTER: 4
GRUPO SIMEC, S.A.B. DE C.V		2021

(THOUSAND PESOS)
	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
ACCOUNT	Amount	Amount
TOTAL ASSETS	56,693,608	45,438,156
TOTAL CURRENT ASSETS	37,047,108	25,954,521
CASH AND CASH EQUIVALENTS	15,150,368	7,727,698
SHORT-TERM INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
TRADING INVESTMENTS	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
TRADE RECEIVABLES, NET	6,385,248	5,072,869
TRADE RECEIVABLES	6,618,603	5,306,224
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-233,355	-233,355
OTHER RECEIVABLES, NET	2,276,363	3,226,002
OTHER RECEIVABLES	2,276,363	3,226,002
ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
INVENTORIES	11,735,424	9,073,599
BIOLOGICAL CURRENT ASSETS	0	0
OTHER CURRENT ASSETS	1,499,706	854,353
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
ASSETS AVAILABLE FOR SALE	0	0
DISCONTINUED OPERATIONS	0	0
RIGHTS AND LICENSES	0	0
OTHER	1,499,706	854,353
TOTAL NON-CURRENT ASSETS	19,574,076	19,483,635
ACCOUNTS RECEIVABLE, NET	0	0
INVESTMENTS	0	0
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
OTHER INVESTMENTS	0	0
PROPERTY, PLANT AND EQUIPMENT, NET	16,070,826	15,950,352
LAND AND BUILDINGS	6,840,295	6,756,055
MACHINERY AND INDUSTRIAL EQUIPMENT	30,221,585	29,636,660
OTHER EQUIPMENT	309,812	304,505
ACCUMULATED DEPRECIATION	-22,978,583	-21,762,280
CONSTRUCTION IN PROGRESS4	1,677,717	1,015,412
INVESTMENT PROPERTY	0	0
BIOLOGICAL NON- CURRENT ASSETS	0	0
INTANGIBLE ASSETS, NET	2,312,627	2,322,956
GOODWILL	1,814,160	1,814,160
TRADEMARKS	329,600	329,600
RIGHTS AND LICENSES	0	0
CONCESSIONS	0	0
OTHER INTANGIBLE ASSETS	168,867	179,196
DEFERRED TAX ASSETS	0	0
OTHER NON-CURRENT ASSETS	1,263,047	1,210,327
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
EMPLOYEE BENEFITS	0	0
AVAILABLE FOR SALE ASSETS	0	0

DISCONTINUED OPERATIONS	0	0
DEFERRED CHARGES	0	0
OTHER	1,263,047	1,210,327
TOTAL LIABILITIES	14,070,603	12,257,037
TOTAL CURRENT LIABILITIES	9,890,673	8,367,738
BANK LOANS	0	0
STOCK MARKET LOANS	6,196	6,020

OTHER LIABILITIES WITH COST	0	0
TRADE PAYABLES	6,973,252	5,347,325
TAXES PAYABLE	1,940,450	3,542,932
INCOME TAX PAYABLE	0	0
OTHER TAXES PAYABLE	1,940,450	3,542,932
OTHER CURRENT LIABILITIES	543,408	664,761
INTEREST PAYABLE	13,775	12,766
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	0	0
PROVISIONS	0	0
CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	413,592	940,496
TOTAL NON-CURRENT LIABILITIES	4,179,930	3,889,299
BANK LOANS	0	0
STOCK MARKET LOANS	0	0
OTHER LIABILITIES WITH COST	0	0
DEFERRED TAX LIABILITIES	3,808,919	3,469,598
OTHER NON-CURRENT LIABILITIES	212,614	257,837
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	158,397	161,864
PROVISIONS	0	0
NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	0	0
TOTAL EQUITY	42,623,005	33,181,119
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	42,583,643	33,145,109
CAPITAL STOCK	2,832,268	2,832,268
SHARES REPURCHASED	-2,176,149	-2,101,652
PREMIUM ON ISSUANCE OF SHARES	4,575,233	4,575,233
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
OTHER CONTRIBUTED CAPITAL	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)	37,352,291	27,839,260
LEGAL RESERVE	0	0
OTHER RESERVES	5,000,000	5,000,000
RETAINED EARNINGS	20,954,274	17,996,881
NET INCOME FOR THE PERIOD	10,226,971	2,957,393
OTHER	0	0
ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	1,171,046	1,884,986
GAIN ON REVALUATION OF PROPERTIES	0	0
ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0
FOREING CURRENCY TRANSLATION	1,171,046	1,884,986
CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
OTHER COMPREHENSIVE INCOME	0	0
NON-CONTROLLING INTERESTS	39,362	36,010

Informational data (not a part of the STATEMENTS OF FINANCIAL POSITION)	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
	Amount	Amount

SHORT-TERM FOREIGN CURRENCY LIABILITIES	3,962,931	3,962,931
LONG-TERM FOREIGN CURRENCY LIABILITIES	488,242	488,242
CAPITAL STOCK (NOMINAL)	2,420,230	2,420,230
RESTATEMENT OF CAPITAL STOCK	412,038	412,038
PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0
NUMBER OF EXECUTIVES (+)	55	56
NUMBER OF EMPLOYEES (+)	1,890	1,763
NUMBER OF WORKERS (+)	3,386	2,902
OUTSTANDING SHARES (+)	497,709,214	497,709,214
REPURCHASED SHARES (+)	35,128,483	34,465,803
RESTRICTED CASH (1)	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*) Data in units

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC		QUARTER: 4	YEAR 2021
STATEMENTS OF COMPREHENSIVE INCOME
GRUPO SIMEC, S.A.B. DE C.V			CONSOLIDADO

(THOUSAND PESOS)
ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE	55,621,967	12,886,124	35,869,314	10,130,499
SERVICES	0	0	0	0
SALE OF GOODS	55,621,967	12,886,124	35,869,314	10,130,499
INTERESTS	0	0	0	0
ROYALTIES	0	0	0	0
DIVIDENDS	0	0	0	0
LEASES	0	0	0	0
CONSTRUCTIONS	0	0	0	0
OTHER REVENUE	0	0	0	0
COST OF SALES	40,124,462	9,301,7245	29,211,724	8,356,467
GROSS PROFIT	15,497,505	3,584,400	6,657,590	1,774,032
GENERAL EXPENSES	2,086,573	595,223	2,019,328	703,483
PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET	13,410,932	2,989,177	4,638,262	1,070,549
OTHER INCOME (EXPENSE), NET	(30,481)	19,789	546,749	330,913
OPERATING PROFIT (LOSS) (*)	13,380,451	3,008,966	5,185,011	1,401,462
FINANCE INCOME	370,078	84,892	107,826	39,037
INTEREST INCOME	65,286	39,975	107,826	39,037
GAIN ON FOREIGN EXCHANGE, NET	304,792	44,917	0	0
GAIN ON DERIVATIVES, NET	0	0	0	0
GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE INCOME	0	0	0	0
FINANCE COSTS	87,441	27,146	416,910	1,327,157
INTEREST EXPENSE	87,441	27,146	53,746	23,880
LOSS ON FOREIGN EXCHANGE, NET	0	0	363,164	1,303,277
LOSS ON DERIVATIVES, NET	0	0	0	0
LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE COSTS	0	0	0	0
FINANCE INCOME (COSTS), NET	282,637	57,746	(309,084)	(1,288,120)
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
PROFIT (LOSS) BEFORE INCOME TAX	13,663,088	3,066,712	4,875,927	113,342
INCOME TAX EXPENSE	3,436,239	1,131,060	1,918,639	615,289
CURRENT TAX	3,197,777	989,377	1,837,250	548,971
DEFERRED TAX	238,462	141,683	81,389	66,318
PROFIT (LOSS) FROM CONTINUING OPERATIONS	10,226,849	1,935,652	2,957,288	(501,947)
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
NET PROFIT (LOSS)	10,226,849	1,935,652	2,957,288	(501,947)
PROFIT (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(122)	(1,103)	(105)	(3,682)
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT	10,226,971	1,936,755	2,957,393	(498,265)

BASIC EARNINGS (LOSS) PER SHARE	20.55	3.89	5.94	(1.0)
DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

OTHER COMPREHENSIVE INCOME
(NET OF INCOME TAX)

NET PROFIT (LOSS)	10,226,849	1,935,652	2,957,288	(501,947)
DISCLOSURES NOT BE RECLASSIFIED ON INCOME
PROPERTY REVALUATION GAINS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
FOREING CURRENCY TRANSLATION	(710,466)	(546,083)	(353,962)	(933,601)
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	0	0	0	0
TOTAL OTHER COMPREHENSIVE INCOME	(710,466)	(546,083)	(353,962)	(933,601)

TOTAL COMPREHENSIVE INCOME	9,516,383	1,389,569	2,603,326	(1,435,548)
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	3,352	1,624	11,210	8,698
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	9,513,031	1,387,945	2,592,116	(1,444,246)

Informational data (not part of the statement)	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	1,161,777	275,840	1,452,271	494,053
EMPLOYEE PROFIT SHARING EXPENSE	0	0	0	0

Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
REVENUE NET (**)	55,621,967	35,869,314
OPERATING PROFIT (LOSS) (**)	13,380,451	5,185,011
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT(**)	10,226,971	2,957,393
NET PROFIT (LOSS) (**)	10,226,849	2,957,288
OPERATING DEPRECIATION AND AMORTIZATION (**)	1,161,777	1,452,271

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION FOR THE LAST 12 MONTHS

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC	YEAR 2021	QUARTER:4
GRUPO SIMEC, S.A.B. DE C.V
STATEMENTS OF CASH FLOWS
		CONSOLIDADO
(THOUSAND PESOS)
CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
	Amount	Amount
OPERATING ACTIVITIES
PROFIT (LOSS) BEFORE INCOME TAX	13,663,088	4,875,927
+(-) ITEMS NOT REQUIRING CASH	0	0
+ ESTIMATE FOR THE PERIOD	0	0
+ PROVISION FOR THE PERIOD	(3,467)	12,072
+(-) OTHER UNREALISED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES	1,096,491	1,344,445
DEPRECIATION AND AMORTISATION FOR THE PERIOD	1,161,777	1,452,271
(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
(-) DIVIDENDS RECEIVED	0	0
(-) INTEREST RECEIVED	(65,286)	(107,826)
(-) EXCHANGE FLUCTUATION	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
+(-) ITEMS RELATED TO FINANCING ACTIVITIES	87,441	53,746
(+) ACCRUED INTEREST	87,441	53,746
(+) EXCHANGE FLUCTUATION	0	0
(+) DERIVATIVE TRANSACTIONS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
CASH FLOWS BEFORE INCOME TAX	14,843,553	6,286,190
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(6,145,903)	(2,652,315)
+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	(1,971,864)	(795,682)
+(-) DECREASE (INCREASE) IN INVENTORIES	(1,880,779)	(777,419)
+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	306,096	(1,628,326)
+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	701,657	1,066,393
+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(3,301,013)	(517,281)
+(-) INCOME TAXES PAID OR RETURNED	0	0
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	8,697,650	3,633,875
INVESTING ACTIVITIES
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(1,300,539)	(832,671)
(-) PERMANENT INVESTMENTS	0	0
+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(1,356,568)	(951,205)
+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
(-) TEMPORARY INVESTMENTS	0	0
+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
+ DISPOSITION OF INTANGIBLE ASSETS	0	0
(-) ACQUISITIONS OF VENTURES	0	0
+ DISPOSITIONS OF VENTURES	0	0
+ DIVIDEND RECEIVED	0	0
+ INTEREST RECEIVED	65,286	107,826
+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	(9,257)	10,708
FINANCING ACTIVITIES
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	(161,938)	(2,085,730)
+ BANK FINANCING	0	0
+ STOCK MARKET FINANCING	0	0
+ OTHER FINANCING	0	0
(-) BANK FINANCING AMORTISATION	0	0
(-) STOCK MARKET FINANCING AMORTISATION	0	0

(-) OTHER FINANCING AMORTISATION	0	0
+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
(-) DIVIDENDS PAID	0	1,990,000
+ PREMIUM ON ISSUANCE OF SHARES	0	0
+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
(-) INTEREST EXPENSE	87,441	53,746
(-) REPURCHASE OF SHARES	74,497	41,984
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,235,173	715,474
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	187,497	(434,223)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,727,698	7,446,447
CASH AND CASH EQUIVALENTS AT END OF PERIOD	15,150,368	7,727,698

			QUARTER: 4	YEAR 2021

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
				(THOUSAND PESOS)
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

BALANCE AT 1 JANUARY 2020	2,832,268	2,059,668	4,575,233

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		41,984

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES			0

COMPREHENSIVE INCOME

BALANCE AT _31 DECEMBER 2020_________	2,832,268	2,101,652	4,575,233	0

BALANCE AT 1 JANUARY 2021	2,832,268	2,101,652	4,575,233	0

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		74,497

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES			0

COMPREHENSIVE INCOME

BALANCE AT 31 DECEMBER 2021	2,832,268	2,176,149	4,575,233	0

	QUARTER: 4	YEAR 2021
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
(THOUSAND PESOS)

OTHER CONTRIBUTED CAPITAL	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
	RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)

	5,000,000	19,986,881,	2,250,263	32,584,977	24,800	32,609,777

				(41,984)		(41,984)

		(1,990,000)	(365,277)	(2,355,277)	11,315	(2,343,962)

		2,957,393		2,957,393	(105)	2,957,288

0	5,000,000	20,954,274	1,884,986	33,145,109	36,010	33,181,119

0	5,000,000	20,954,274	1,884,986	33,145,109	36,010	33,181,119

				(74,497)		(74,497)

			(713,940)	(713,940)	3,474	(710,466)

		10,226,971		10,226,971	(122)	10,226,849

0	5,000,000	31,181,245	1,171,046	42,583,643	39,362	42,623,005

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the consolidated financial statements

1.	Nature of business and relevant events

Nature of business – The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of special bar quality “SBQ” commercial and profiles structural steel products for the automotive and construction industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH). The Company is a private company with limited liability incorporated and existing under the laws of Mexico. The address of its registered office and place of business is Calzada Lazaro Cardenas 601, Guadalajara, Jalisco, Mexico.

2.	Basis of preparation

a.	The consolidated financial statements- As result of the adoption of IFRS mentioned in note 1, consolidated financial statement, interim no audited, have been prepared according to IAS 34, financial information interim, and are part of the first consolidated financial statement according to IFRS, issued to the year ended December 31, 2012, for this reason we have adopted the disposition of IFRS 1, additionally , this consolidated financial statement not include the information and disclosure required for annual financial statement according with IFRS.

The Company has included recurring adjustment accounting estimates considered necessary for presentation of the consolidated financial statements interim no audited according to IAS 34. Comprehensive income for the fourth quarter ended December 31, 2012 is not necessarily an indicator of comprehensive income that could be expected for the year ended December, 31 2012.

The account policies applied to these financial statement are consistent with those applied to the consolidated financial statement at December 31, 2011.

The financial statements presented on this report were prepared under International Financial Reporting Standard (IFRS).

b.	Historic Cost- consolidated financial statement have been prepared on the historical cost basis, except for certain financial instruments valued to fair value which are valued to fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

c.	Consolidated Base-consolidated financial statement include of Grupo Simec, S. A. B. de C. V. and the entities (including special purpose entities) controlled by the company (its subsidiaries). Control its obtained when the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The outcome of subsidiaries acquired or sold during the year include in the consolidated statement of comprehensive income from acquisition date or the date of sale, as the case. Comprehensive income is attributed to both, the company and non-controlling interest even if the non- controlling present a deficit.

If necessary, further adjustments are done on the financial statements of subsidiaries to adapt their accounting policies that are aligned with those used by other group members. All transactions, balances, income and expenses between companies that are consolidated are eliminated on consolidation.

The changes in investments in subsidiaries of the company that not resulting in a loss of control is recorded as equity transactions. The book value of investments and equity of the company controlled not adjusted to reflect changes in related investments in subsidiaries. Any difference between the amount for which share are adjusted not controlled and the fair value of consideration paid or received is recognized directly in equity and attributed to the owners of the company.

When the company loss control of a subsidiary, the gain or loss on disposal is computed as the difference between (i) the aggregate fair value of compensation received ant the fair value of any retained interest and (ii) the value prior books of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interest.

The amounts recognized in other comprehensive income items relating to the subsidiary are recorded (ie to income are reclassified or transferred directly to retained earnings) in the same manner established for the case of the availability of assets or liabilities relevant. The fair value of any investment retained in the former subsidiary at the date of loss of control is considered fair value for the initial recognition in subsequent accounting according to IAS 39 “Financial Instruments Recognition and Measurement”, or if applicable, the cost on initial recognition of an investment in an associate or under joint control entity.

Business acquisitions recorded using the purchase method. The consideration given for each acquisition are measured at fair value at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the company in exchange for control of the acquire. Cost related to the acquisition is recognized in income incurred.

The identifiable assets acquired and liabilities assumed are recognized at the fair value at the acquisition date, except that:

-Assets and liabilities deferred income tax liabilities or assets and related agreements, employee benefits are recognized and valued in accordance with IAS 12, “Income tax and IAS 19, employee benefits, respectively;

-Liabilities or equity instruments related to the replacement by the Company acquired the business incentive base payments in shares, are valued in accordance with IFRS 2, “Share based payment” and.

The assets or group of assets for sale are classified as held for sale under IFRS 5, long term assets available for sale and discontinued operation, are valued pursuant with this standard.

Goodwill is recognized as an asset to the date on which control is acquired, the acquisition date and is valued as the excess of the amount of the consideration paid, plus the value of the non-controlling interest in the business acquired over the fair value of the acquired business share in the previously possessed, if any, on the net at the acquisition date of the identifiable assets acquired and liabilities assumed. If the value of these last is higher, the difference shall be recognized immediately in income as a gain from a bargain purchase.

The non-controlling interest on the acquired business should appraise initially at fair value or proportion of the non-controlling interest on the net value at the date of acquisition of the identifiable assets acquired and liabilities assumed. The choice of the basis of valuation of the non-controlling is done case by case.

When the consideration paid by the Company in a business acquisition includes assets or liabilities resulting from a contingent consideration, it is valued at its fair value at the acquisition date and include as part of the consideration paid.

Changes in the fair value of contingent consideration, which they describe as valuation period settings are adjusted against goodwill retrospectively determined.

The valuation period settings are settings that are determined as a result of information obtained during the “period of valuation”, which can´t exceed one year from the date of acquisition, on facts and circumstances that existed at the acquisition date. The record of changes in fair value subsequent to the period of valuation is based on the classification of contingent consideration in the statement of financial position. If the contingent consideration is classified as equity, changes in fair value not recorded and the variation may be seen as contingent consideration is recorded in liquid capital. If the contingent consideration is classified an asset or liability, changes in fair value are recognized in accordance with IAS 39 “Financial Instruments Recognition and Valuation, or IAS 37, Provisions. Contingent Liabilities and Contingent assets, as appropriate, and corresponding gain or loss is recorded in the utility.

The initial recognition of business acquisition is not completed at the end of the reporting period, in which acquisition occurs, the Company reported provisional amounts for the items whose recognition is incomplete. During the period of valuation, the Company recognizes adjustments to provisional amounts recognized asset or liability or additional requirements to reflect new information obtained about facts and circumstances that existed at the acquisition date, which if known, would have affected the valuation of amounts recognized at that time.

At December 31, 2021 the subsidiaries of Grupo Simec, S. A. B. de C. V. included in the consolidation are as follows.

	Percentage of equity owned
Subsidiaries established in Mexico:	2021	2020
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Corporativos G&DL S.A. de C.V.(1)	100.00%	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S. A. de C. V. y Subsidiarias (3)	100.00%	100.00%
Acero Transportes San, S. A. de C. V. (3)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C. V. (1)	99.99%	99.99%
Simec International 6, S. A. de C. V. (1)	100.00%	100.00%
Simec International 7, S. A. de C. V. (1)	99.99%	99.99%
Simec International 9, S. A. P. I. de C.V.	99.99%	99.99%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica de Occidente del Pacifico, S.A. de C.V.	99.99%	99.99%
RRLC, S.A DE C.V.	99.99%	99.99%
Republic Steel(5)	50.22%	52.00%
Pacific Steel, Inc. (5)	100.00%	100.00%
Pacific Steel Projects, Inc. (5)	100.00%	100.00%
Simec Steel, Inc. (5)	100.00%	100.00%
Simec USA, Corp. (5)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aco LTDA (7)	100.00%	100.00%
Companhia Siderúrgica do Espirito Santo S.A.(11)	100.00%	100.00%
GS Steel B.V	100.00%	100.00%

(1)	Entities established in 2010.

(2)	Entities that change their address and fiscal authority, to the state of California, USA through 2011. Since the change, the main activity of this entities is the acquisition of new business or projects (Investment funds).

(3)	This Subsidiaries are located in San Luis Potosi, in Mexico, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For effects of these Financial Statements, this companies are named as “Grupo San”.

(4)	The parent Company ICH it’s the owner of 49.78% of capital stock of this subsidiaries.

(5)	Companies established in the United States of America, except for one facility that is established in Canada.

(6)	Subsidiary established in Curacao.

(7)	Subsidiary established in Brazil. (See paragraph k, below)

d	Cost and Expenses Classification - Are presented its function due the practice of industry belong the Company.

3. Summary of significant account policies.

a.	Conversion of financial Statement of Foreign Subsidiaries

As a result of early adoption of IFRS as mentioned in Note 1, the financial statements have been prepared in accordance with IFRS-1, First-time Adoption of International Financial Reporting Standards.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, “The Effects of Changes in Foreign Exchange Rates”. Under this standard, the first step to convert financial information from foreign operations is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar is considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries, Inc (Republic) and Pacific Steel Inc. and the Brazilian real for GV do Brasil Industria e Comercio de Aco LTDA., therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

a.	The exchange rates at the balance sheet date to all assets and liabilities.

b.	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of March 31, 2021	20.6025

Current exchange rate as of June 30, 2021	19.8157
Current exchange rate as of September 30, 2021	20.4977
Current exchange rate as of December 31, 2021	20.5157

b.	Cash and cash equivalents

Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short- term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value

c.	Allowances for doubtful accounts

The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is computed considering the balance of customer with age higher than one year, those under litigation or the possible loss for non-fulfillment of the customer. Actual result may differ materially from these estimates in the future.

d.	Inventories and cost of sales

Inventories are recorded at the lower of acquisition cost and production, which cost do not exceed the market value or net realizable value. The allocation of cost used is the average cost method. The net realization value represent the estimated selling price for inventories less all costs to complete all necessary costs and for sale.

The Company classifies the raw materials inventory on the balance according to the expected date of consumption but she represented as long term inventory who according to historical data and trends, are not consumed in the short term (one year).

The Company follows the practice of creating a reserve for slow moving inventory, considering all of products and raw materials with turnover greater than one year.

e.	Property Plant and equipment- Are recorded at cost less any recognized impairment loss. The cost include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the accounting policies of the Company. Depreciation is recognized for writing off the cost of assets (other than land and properties under construction) less its residual value over their useful lives using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful-lives, residual values and depreciation method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis.

Land is not depreciated.

Property, plant and equipment fail to recognize when they are available or when no future economic benefits expected from its use. The gain or (loss) arising on the disposal or retirement of assets, is the difference between income from the sale and book value of the asset and is recognized in income.

The estimated useful lives of the main assets of the Company are:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

f.	Leasing- Leases are classified as financial leases when the terms of the lease transfer substantially all the risk and benefits inherent to ownership. All other lease transfer classified as operating leases.

The assets held under finance leases are recognized as assets of the Company at their fair value at inception of the lease, or if lower, the present value of minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease liability.

Lease payments are apportioned between the finance charge and the reduction of lease obligation in order to achieve a constant interest rate on the remaining balance of the liability. Finance cost are charged directly to income, unless they can be directly attributable to qualifying assets, in which case it is capitalized in accordance with the general policy of the Company for borrowing costs. Contingent rents are recognized as expenses in the period incurred.

Income payments under operating leases are charged to expense using the straight line method during the period corresponding to the lease, but is more representative of another systematic basis is more representative of the pattern of the benefits of leasing for the user. Contingent rents are recognized as expenses in the period incurred.

If the Company receives incentives to enter an operating lease, these are recognized as a liability and the added benefit of them is recognized as a reduction of rental expenses on a straight-line basis, unless it sis representative as another systematic basis is more representative of the pattern of benefits to the user.

g.	Borrowing Cost. Borrowing costs directly attributable to the acquisition construction or production of qualifying assets, which are assets that require a substantial period of time until ready for use or sale, are added to the cost of those assets during that time until they are ready for use or sale.

The income obtained by the temporary investment of specific borrowings pending funds to be used in qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing cost are recognized in income during the period they are incurred.

h.	Intangible assets- Intangible assets with finite useful- lives acquires separately are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is based on the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis. Intangibles assets with as indefinite useful life acquired separately are recognized at cost less accumulated impairment losses.

Disbursements arising from research activities are recognized as an expense in the period in which incurred.

An internally generated intangible asset arising out of activities of development (or from the development phase of an internal project) is recognized if and only if all the following have been demonstrated.

-	Technical feasibility of completing the intangible asset so that may be available for use or sale,

-	The intention of completing the intangible asset and use or sell it,

-	The ability to use or sell the intangible asset,

-	The manner in which the intangible asset will generate probable future economic benefits,

-	The availability of adequate technical, financial or otherwise , to complete the development and use or sell the intangible asset, and

-	The ability to value reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible asset is the sum of expenditure incurred from the time that the item meets the conditions for recognition set out above. When you can´t recognize an internally generated intangible asset, the development expenditure is expensed in the period incurred Subsequent to initial recognition, internally generated intangible asset is recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis intangibles assets acquired separately.

When an intangible asset acquired in a business combination and recognized separately from goodwill, its cost is its fair value at the acquisition date (which is considered as its cost). Subsequent to initial recognition, an intangible asset acquired in a business combination are recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis as intangible assets acquired separately.

An intangible asset is left to recognize when it is available or when no future economic benefits are expected to use. The gain or (loss) obtained arising from the lowering of intangible, calculated as the difference between the net disposal proceeds and its carrying amount is recognized in earnings.

i.	Goodwill- Goodwill arising from a business combination is recognized as an asset at the date on which control is acquired (acquisition date) less accumulated impairment losses. For purposes of assessing impairment, goodwill is allocated to each cash generating units of the Company expects to benefit from the synergies of this combination. The cash generating units to which goodwill is allocated are subject to impairment reviews annually, or more frequently if there is an indication that the unit may be impaired. If the recoverable amount of the cash generating units less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the unit, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes can´t be reversed at a later period. Having a cash generating unit, the amount attributable to goodwill is included in determining the gain or loss on disposal.

j.	Impairment of tangible and intangible assets excluding goodwill- To the end of each year, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered any loss deterioration. If there is any indication, we calculate the assets have recoverable amount to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimate the recoverable amount of the cash generating unit to which the asset belong. When you can identify a reasonable and consistent distribution of corporate assets are also allocated to individual cash generating units, or otherwise, are assigned to the smallest group of cash generating units for which can be identified based reasonable and consistent distribution. Intangible assets with an indefinite useful life or not yet available for use, are subjected to test for purposes of impairment at least annually and whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate before tax that reflects current market assessments of the value of money and the risks specific to the asset for which have not been adjusted estimates of future cash flows. If it is estimated that the recoverable amount of an asset (or cash generating unit) is less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately in profit or loss unless the assets is carried at revalued amount, in which case should be considered an impairment loss as a revaluation decrease, where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount is have not been determined whether an impairment loss recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss unless the assets is recognized to an amount revalued in which case the reversal of the impairment loss is treated as a revaluation increase.

k.	Provisions -. Provisions are recognized when the Company has a present obligation (legal or assumed) as a result of past events, if it is likely that the Company has to liquidate the obligation and reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period under review, taking into account the risk and uncertainties that surround obligation. When a provision is valued using cash flows estimated to settle the present obligation, its carrying amount represent the present value of those cash flows.

When expected to recover from a third party of some or all the economic benefits required to settle a provision is recognized a receivable as an asset if it is virtually certain to be received the disbursement and the amount of the receivable can be valued reliably.

l.	Cost of retirement benefits. Contributions to benefit plans to defined contribution retirement are recognized as expenses at the time the employees render the services that entitle them to the contributions.

In the case of defined benefit plans, the cost of such benefits are determined using the projected unit credit method, with actuarial valuation carried out at the end of each period being reported. Gain and losses that exceed 10% of the greater of the present value of defined benefit obligations of the Company and the fair value of plan assets at the end of last year, are amortized over the estimated average remaining working lives of employees participating in the plan. The past service costs are recognized immediately to the extent that benefits are acquired otherwise, are amortized using the straight-line method over the average period until the benefits become acquired.

The retirement benefit obligation recognized in the statement of financial position represent the present value of defined benefit obligation, adjusted for gains and losses not recognized and the costs of unrecognized past service, less the fair value of the plan assets. Any asset that arises from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of reimbursements and reductions in future contributions to the plan.

m.	Income per share- Earnings per share are calculated by dividing net income controlling interest by the weighted average of common shares outstanding for each of the periods presented.

n.	Income Taxes. Expense for income taxes represent the sum of the resulting income taxes payable and deferred income tax.

Current Income Tax- The current income tax is the higher income tax (ISR) and the flat rate business tax (Flat Tax) and is recognized in income in the year they are incurred. The income tax payable is based on fiscal profits and cash flows of each year respectively. The fiscal profit differs from profit reported in the consolidated statement of comprehensive income due to items of income or expenses taxable and deductible in other years and items that are never taxable or deductible. The company´s liability for taxes due is computed using tax rates enacted or substantially approved at the end of the period over which it is reported.

Deferred Income Tax- The company determined, based on financial projections, determine whether ISR or Flat Tax in the future and recognize the corresponding deferred tax on the tax it paid. Deferred tax is recognized temporary differences between the carrying amount of assets and liabilities included in the financial statements and the corresponding tax base used to determine the tax profit, using the liability method. The deferred tax liability is generally recognized for all temporary tax differences. It recognizes a deferred tax asset, because of all deductible temporary differences, as far as is probable that the future taxable profits available against which to apply those deductible temporary differences.

These assets and liabilities are not recognized if temporary differences arise from goodwill or the initial recognition (other than the business combination) of other assets and liabilities in a transaction that affects neither the tax profit accounting profit.

The carrying value of deferred tax asset should be reviewed at the end of each year and should be reduced to the extent deemed unlikely to have sufficient taxable profits to allow it to recover all or a portion of the asset.

Assets and deferred tax liabilities are computed using tax rates expected to apply in the period when the liability is paid or the asset is realized, based on the rates (and tax act) that have been approved or substantially approved the end of the reporting period under review. The valuation of liabilities and deferred tax assets reflects the tax consequences that would result from the way the Company expects, at the end of the reporting period under review, to recover or settle the carrying amount of assets and liabilities.

It also recognizes a deferred tax asset for the estimated future effects of tax loss carry-forwards and tax credits recoverable asset. It records a valuation allowance to reduce the balance of deferred tax assets to the amount of future net benefits are more likely than not they do.

Deferred tax assets and deferred tax liabilities are offset when there is a statutory right to offset short-term assets with short term liabilities as they relate to income taxes for the same taxation authority and the Company intends to liquidate its assets and liabilities en a net basis.

Current income tax and deferred income tax period. Current and deferred are recognized as income or expense in profit or loss, except when related items that are recognized out of the income, either in other comprehensive income or (loss) or directly in equity, in which case the tax is also recognized outside of the outcome, or when arising on initial recognition of a business combination.

Interest on balance recoverable taxes- Interest on tax receivables balances are presented in the consolidated statement of comprehensive income as interest income.

Income Tax in the interim period - The income tax is recorded in the interim period based on the estimated annual effective rate.

o	Foreign currency transaction- In preparing the financials statements of individual entities, transaction in currencies other than the entity´s functional currency (foreign currencies) are recorded using exchange rates prevailing at the dates on which operations are carried out. At the end each reporting period, monetary items denominated in foreign currency are converted at exchange rates prevailing at that time.

The exchange rate differences are recognized in the income statement except:

-	Foreign exchanges differences from foreign currency denominated loans relate to assets under construction for future productive use, which are included in the cost of those assets when considered as an adjustment to interest cost on loans denominated in foreign currency,

-

-	Differences on exchange derived from transaction related to hedging exchange rate risks, and

-

-	Differences in exchange rate from monetary items receivable from or payable to a foreign operation for which it is planned or is it possible to make a payment (forming part of the investment in foreign operations), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when selling all or part of investment.

-

p.	Financial Instruments – assets and liabilities are recognized when the Company is part of the contractual provisions of the instrument.

The assets and liabilities are measured initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities are increased or decreased from its fair value, as appropriate, on initial recognition, the transaction costs directly attributable to the acquisition of assets or liabilities at fair value through income is recognized immediately in earnings.

q-	Financial assets- Financial assets are classified into the following specific categories, “financial assets at fair value through income”, “preserved at maturity investment”, “financial assets available for sale” and loans and charge receivable. The classification depends on the nature and purpose of financial assets and is determined at the time of initial recognition. All financial assets are recognized and unknown on trade date where purchase or sale of financial assets is under a contract whose terms require delivery of the asset during a period which is usually set by the relevant market.

The method of the effective interest rate is a method of computed the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts including all fees on points based on interest paid or received that form an integral of the effective interest rate, transaction costs and other premiums or discounts over the expected life of the debt or financial instrument (where appropriate) in a shorter period, with the carrying amount on initial recognition.

The Company has no financial assets classified as “financial assets at fair value through income”, “preserved at maturity investments” or “financial assets available for sale”,

Accounts receivable, loans and other receivable with fixed or determinable payments that are not trade in an active market are classified as loans and receivable. Loans and receivables are stated at amortized cost using the effective interest method, less any impairment.

Financial assets other than financial assets at fair value through income, are subject testing for effects of impairment at the end of each period which is reported. It is considered that financial assets are impaired when there is objective evidence that as a result of one or more events that occurred after initial recognition of financial asset, the estimated future cash flows of the financial assets have been affected.

The estimates and underlying assumption are reviewed on a regular basis. The reviews at accounting estimates are recognized in the period of the review and future periods if the review affects both current period and to subsequent periods.

Objective evidence of impairment could include:

-	Significant financial difficulties of the issuer or counterparty, or

-	Non-payment of interest or principal, or

-	It is likely that the borrower will enter bankruptcy of financial reorganization, or

-	The disappearance of an active market where quoted by the financial asset because of financial difficulties.

-

For certain categories of financial assets such as accounts receivables, assets that have been subjected to testing for effects impairment and have not been impaired as individual, are included in the evaluation of impairment on a collective basis. Among the objective evidence that a portfolio of accounts receivable may be impaired, you could include the past experience of the Company with respect to the collection, an increase in the number of last payments in the portfolio in excess of the average credit period of 60 days as well as changes observable in national and local economic conditions that correlate with default on payments.

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the book value of assets and present value of future cash receipts discounted at the original effective interest rate of the asset financial.

The carrying value of financial assets is reduced by the impairment loss directly for all financial assets except for accounts receivable, where the carrying amount is reduced through an account estimate for doubtful accounts. When you consider that a receivable is uncollectible, it is removed from the estimate. The subsequent recovery of amounts previously deleted become claims against the estimate. Changes in the carrying value of the account of the estimate is recognized in income.

Except for equity instruments available for sale, if, in a subsequent period, the amount of the impairment loss decreases and this decrease can be related objectively to an event that occurs after recognition of impairment, impairment loss previously recognized is reversed through income to the extent that the carrying amount of investment to date reversed the impairment does not exceed the amortized cost would have been if he had not recognized the damage.

The company fails to recognize a financial asset only when the contractual rights on the cash flows of financial assets, and transfers substantially all the risk and benefits inherent to the ownership of financial assets. If the Company neither transfer not retains substantially all the risks and benefits inherent to the ownership and continues to retain control of the asset transferred, the Company recognizes its interest in the asset and liability associated to the amounts that would have to pay. If the Company retains substantially all risks and benefits inherent in ownership of transferred financial asset, the Company continues to recognize the financial asset and also recognizes collateral for loan funds received.

When fully unknown a financial asset, the difference in value of the asset and the amount of the consideration received and the cumulative gain or loss that has been left to recognize in other comprehensive income (loss) and accumulated in the equity is recognized in income.

Not knowing a financial asset in part (where the Company retains the option to repurchase part of a transferred asset, or retains a residual interest that does not result in the retention of substantial risk and benefits property and the company retains control), the Company distributed the previous value of the asset financial between the part that continues to be recognized and the part no longer recognized based on the fair value of those parts of the date of transfer. The difference between the carrying amount allocated to the party is no longer recognized and the amount of the consideration received by such party, and any cumulative gain or loss allocated to it has been recognized in other comprehensive income (loss) will be recognized in income.

s.	Financial liabilities – debt and equity instruments issued by the Company are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. Financial liabilities are classified either as “financial liabilities at fair value through income “or” other financial liabilities”-

Financial liability at fair value through income is a financial liability is classified as held trading or is designated as fair value through income.

A financial liability is classified as held for trading if:

-	Is acquired principally for the purpose of repurchasing in the near future, or,

-	On initial recognition is part of identified financial instruments that are managed together and for which there is evidence of a recent pattern of making short-term profits, or

-	It is a derivative not designed as hedges and meet the conditions to be effective.

A financial liability other than a financial liability held for trading may be designated as an financial liability at fair value through profit or loss upon initial recognition if:

-	This eliminates or significantly reduces an inconsistency in the valuation or recognition that would otherwise arise, or

-	The performance of a group of financial assets, financial liabilities or both is managed and evaluated on the basis of fair value, according to an investment strategy or risk management that the entity´s documented, and provide internally about that group, based on their fair value or,

-	Part of a contract containing one or more embedded derivatives, and IAS 39, Financial instruments Recognition and Measurement, allow the entire hybrid contract (asset or liability) is designated as at fair value through income.

Financial liabilities at fair value through income are recorded at fair value recognize any gain or loss arising from the remediation in the income statement. The gain or loss recognized in the statement include any dividend or interest earned from the financial asset and is included under the heading “other gains and losses” in the statement of comprehensive income.

Other financial liabilities, including loans, are valued initially at fair value, net of transaction costs. The method of effective interest rate is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate exactly discounts estimated cash payments over the expected life of the financial liability (or, where appropriate, a short period) to the carrying amount financial liabilities on initial recognition.

The Company writes off financial liabilities if and only if, the Company´s obligations are fulfilled, cancelled or expire. The difference between the carrying amount of financial liability discharged from and the consideration paid and payable is recognized in earnings.

t   Derivative financial instruments – The Company uses derivative financial instruments to manage its exposure to risk in the changes in natural gas prices, which is used for production, conducting studies on historical volumes, future requirements or commitments, reducing the exposure to risks outside the normal operation of the Company.

Derivatives are initially recognized at fair value at the date the derivative contract subscribe and then remiden at fair value at the end of the reporting period. The gain or loss is recognized in income immediately unless the derivative is designated and is effective as a hedging instrument, in which case the timing of the recognition results depend on the nature of the hedging relationship.

In order to mitigate the risks associated with fluctuations in the price of natural gas, whose price is based on supply and demand from major markets, the Company uses exchange contracts or swaps cash flow of natural gas, where price the Company receives floating and pays fixed price. Fluctuations in the price of this energy input from consumed volumes are recognized as part of the operating costs of the Company.

At the beginning of the hedging relationship, the Company documents the relationship between the hedging instrument and hedged item, along with its risk management objective and strategy of hedging transactions. Additionally, the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to change in fair value or changes in cash flows of the hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flows hedges is recognized in other comprehensive income and accumulated under the title of the fair value of derivative financial instruments, net of profit taxes. Gains and losses on the ineffective portion of the hedging instrument is recognized instrument is recognized immediately in income, and is included in other income (expense)

The Company periodically assesses the changes in cash flows from derivative financial instruments to analyze if the swaps are highly effective in reducing exposure to fluctuations in the price of natural gas. A hedging instrument is considered highly effective when changes in fair value or cash flows of the primary position are compensated on a regular basis or as a whole, by changes in the fair value or cash flows of the hedging instrument in a range between 80% and 125%.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to earning in the periods when the hedged item is recognized in income in the same area of the statement of comprehensive income of hedged item recognized. However, when a forecast transaction that is covered gives rise to the recognition of a non-financial asset or liability is not financial gain or loss previously accumulated in equity are transferred and include in the initial valuation of the cost of the asset does not financial or nonfinancial liabilities.

Hedge accounting is discontinued when the Company reverses the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer meets the criteria for hedge accounting. Any cumulative gain or loss on the hedging instrument that is recognized in equity remain in equity until the forecast transaction is ultimately recognized in the results. When no longer expects the forecast transaction occurs, the cumulative gain or loss in equity is immediately reclassified the results.

u.    Revenue recognition – Revenue is recognized in the period in which transfer the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

V.    Segments Information – Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes.

w.   Earnings (loss) per share

Income per share is calculated by dividing controlling net income or loss, by the weighted average shares outstanding during each year presented.

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC				QUARTER: 4	YEAR 2021
GRUPO SIMEC, S.A.B. DE C.V					CONSOLIDADO

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	(THOUSAND PESOS)
COMPANY NAME	PRINCIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
SIMEC INTERNATIONAL	FABRICACION Y VENTA DE PROD. DE ACERO	0	99.99	0	0
ARRENDADORA SIMEC	FABRICACION Y VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL	COMPRA VENTA DE CHATARRA	0	100.00	0	0
CIA SIDERURGICA DEL PACIFICO	ARRENDADORA DE INMUEBLES	0	99.89	0	0
COORDINADORA DE SERVICIOS	PRESTACION DE SERVICIOS	0	100.00	0	0
INDUSTRIA DEL ACERO Y EL ALAMBRE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
PROCESADORA MEXICALI	COMPRA VENTA DE CHATARRA	0	99.99	0	0
SERVICIOS SIMEC	PRESTACION DE SERVICIOS	0	100.00	0	0
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA	TRANSPORTISTA	0	100.00	0	0
OPERADORA DE METALES	PRESTACION DE SERVICIOS	0	100.00	0	0
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
ADMINISTRADORA DE SERV SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
REPUBLIC STEEL	FABRICACION Y VENTA DE PROD DE ACERO	0	50.22	0	0
OPERADORA DE SERV DE LA INDUSTRIA SIDERURGICA	PRESTACION DE SERVICIOS	0	100.00	0	0
CSG COMERCIAL	COMPRA VENTA DE PROD DE ACERO	0	99.95	0	0
COORPORACION ACEROS DM	SUB-HOLDING	0	99.99	0	0
COMERCIALIZADORA ACEROS DM	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PROMOTORA ACEROS SAN LUIS	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
UNDER SHAFT	SUB-HOLDING	0	100.00	0	0
PROCESADORA INDUSTRIAL	PRESTACION DE SERVICIOS	0	99.99	0	0
CORPORATIVOS G&DL	PRESTACION DE SERVICIOS	0	100.00	0	0
ACERO TRANSPORTE SAN	TRANSPORTISTA	0	100.00	0	0
SIMEC INTERNATIONAL 6	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 7	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC ACERO	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
SIMEC USA	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL PROJECTS	PRESTACION DE SERVICIOS	0	100.00	0	0
SIMEC STEEL	PRESTACION DE SERVICIOS	0	100.00	0	0
CIA SIDERURGICA DE GUADALAJARA	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
CORPORACION ASL	COMPRA VENTA DE PROD DE ACERO	0	99.99	0	0
GV DO BRASIL	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
ORGE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIDER DE OCCIDENTE DEL PACIFICO, S.A. DE C.V.	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
RRLC	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 9	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC															QUARTER: 4	YEAR 2021
GRUPO SIMEC, S.A.B. DE C.V																CONSOLIDADO
BREAKDOWN OF CREDITS
(THOUSAND PESOS)

	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION						TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE

SECURED

COMERCIAL BANKS

OTHER

TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

STOCK MARKET	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
						TIME INTERVAL						TIME INTERVAL
LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

UNSECURED
MEDIUM TERM NOTES	NO										0	6,196	0	0	0	0
SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	0	0	0	0	0	0	6,196	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

MISCELLANEOUS	NO					0					0	0	0	0	0	0

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0

SUPPLIERS	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0
MISCELLANEOUS	NO					1,010,804					0	5,962,448				212,614
TOTAL SUPPLIERS					0	1,010,804	0	0	0	0	0	5,962,448	0	0	0	212,614

OTHER CURRENT AND NON-CURRENT LIABILITIES	FOREIGN INSTITUTION (YES / NO)	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
		CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO	0	0	0
MISCELLANEOUS	NO							0	0	0
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES		0	0	0	0	0	0	0	0	0	0	0	0

GENERAL TOTAL		0	1,010,804	0	0	0	0	0	5,968,644	0	0	0	212,614

		Estas columnas no aplican para las secciones correspondientes

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 4	YEAR 2021
MONETARY FOREIGN CURRENCY POSITION
THOUSAND PESOS

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	1,036,634	21,267,265	0	0	21,267,265
CURRENT	1,036,634	21,267,265	0	0	21,267,265

NON CURRENT	0	0	0	0	0

LIABILITIES	401,565	8,238,395	0	0	8,238,395
SHORT TERM	391,202	8,025,782	0	0	8,025,782

LONG TERM	10,363	212,613	0	0	212,613

NET BALANCE	635,069	13,028,870	0	0	13,028,870

(1) IN THE NOTES SECTION MUST SPECIFY THE CURRENCY AND EXCHANGE RATE

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
QUARTER: 4	YEAR 2021
DEBT INSTRUMENTS

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE
MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more
B) Total liabilities to total assets do not be more than 0.60
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more

This notes was offered in the international market

ACTUAL SITUATION OF FINANCIAL LIMITED
MEDIUM TERM NOTES
A) Accomplished the actual situation is 3.75 times
B) Accomplished the actual situation is 0.25
C) Accomplished the actual situations 130.87

As of SDecember 31, 2021, the remaining balance of the MTNs not exchanged amounts to Ps. 6. 2 Millions ($302.000 dollars)

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 4	YEAR 2021
DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME
(THOUSAND PESOS)
MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
COMMERCIAL PROFILES	902	18,743,345	0
SPECIAL PROFILES	410	9,302,886	0
OTHERS	0	0	0

TOTAL	1,312	28,046,231	0

FOREIGN SALES
COMMERCIAL PROFILES	695	14,419,581	0
SPECIAL PROFILES	211	4,652,541	0
OTHERS	0	0	0

TOTAL	906	19,072,122	0

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	286	8,503,614

T O T A L	2,504	55,621,967

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V			QUARTER: 4	YEAR 2021				CONSOLIDADO
ANALYSIS OF PAID CAPITAL STOCK

CHARACTERISTICS OF THE SHARES
SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE

B	0	0	90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE CAPITAL STOCK OF THE DATE OF SENDING THE INFORMATION:								497,709,214